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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           VARSITY SPIRIT CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                              RIDDELL SPORTS INC.
                            CHEER ACQUISITION CORP.
                                   (BIDDERS)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  922294 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               LISA MARRONI, ESQ.
                                GENERAL COUNSEL
                              RIDDELL SPORTS INC.
                                900 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 826-4300

                                    Copy to:

                             SHELDON S. ADLER, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                           CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                     AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
            $97,783,440.30                              $19,556.69

  * For purposes of calculating fee only. This amount assumes the purchase of 4,563,183 shares of common stock of Varsity Spirit Corporation which are outstanding, 570,464 shares of common stock of Varsity Spirit Corporation which may be issued pursuant to options which are currently exercisable and 40,080 shares of common stock of Varsity Spirit Corporation issuable upon conversion of an existing convertible term note issued by Varsity Spirit Corporation, in each case at $18.90 in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of shares to be purchased.

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable   Filing Party: Not applicable

Form or Registration No.: Not applicable   Date Filed:   Not applicable

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
                                 SCHEDULE 14D-1
 CUSIP No. 765670                                              Page 1 of 2 Pages

  1  NAME OF REPORTING PERSON

     Cheer Acquisition Corp.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /

  3  SEC USE ONLY


  4  SOURCE OF FUNDS
     BK

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEDURE IS REQUIRED PURSUANT
     TO ITEMS 2(e) OR 2(f)                                                   / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Tennessee

  7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,738,530

See the Offer to Purchase

  8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  / /
     N/A

  9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     38%

 10  TYPE OF REPORTING PERSON
     CO

                                 SCHEDULE 14D-1
 CUSIP No. 765670                                              Page 2 of 2 Pages

  1  NAME OF REPORTING PERSON

     Riddell Sports Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  22-2890400

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /

  3  SEC USE ONLY


  4  SOURCE OF FUNDS
     BK

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEDURE IS REQUIRED PURSUANT
     TO ITEMS 2(e) OR 2(f)                                                   / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

  7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,738,530

See the Offer to Purchase

  8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES  / /
     N/A

  9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     38%

 10  TYPE OF REPORTING PERSON
     CO

     This Statement on Schedule 14D-1 (this 'Statement') relates to the offer by Cheer Acquisition Corp., a Tennessee corporation (the 'Purchaser') and a wholly owned subsidiary of Riddell Sports Inc., a Delaware corporation ('Parent'), to purchase all outstanding shares of Common Stock, par value $.01 per share (the 'Shares'), of Varsity Spirit Corporation, a Tennessee corporation (the 'Company'), at $18.90 per Share, net to the seller in cash ('Offer Price'), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1997 (the 'Offer to Purchase'), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as amended or supplemented from time to time, together with the Offer to Purchase, constitute the 'Offer'). This Statement also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and the Purchaser of beneficial ownership of the Shares subject to a shareholders agreement (the 'Shareholders Agreement'), dated as of May 5, 1997, by and among Parent, the Purchaser and certain shareholders of the Company (the 'Shareholders'), pursuant to which the Shareholders have agreed to tender 1,738,530 Shares representing approximately 38% of the outstanding Shares of the Company at the Offer Price and in accordance with the terms and conditions of the Offer. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Varsity Spirit Corporation and the address of its principal executive offices is 2525 Horizon Lake Drive, Memphis, Tennessee 38133.

     (b) The information set forth in the 'INTRODUCTION' of the Offer to Purchase is incorporated herein by reference. As of May 5, 1997, 4,563,183 Shares were issued and outstanding.

     (c) The information set forth in 'THE OFFER--Price Range of the Shares; Dividends on the Shares' of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(d), (g) This Statement is being filed by the Purchaser and Parent. The information set forth in the 'INTRODUCTION' and 'THE OFFER--Certain Information Concerning Parent and the Purchaser' of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of the Purchaser and Parent and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I and Schedule II of the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years, none of the Purchaser, Parent or, to the best of Parent's or the Purchaser's knowledge, any of the directors or executive officers of the Purchaser or Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a)(1) Other than as set forth in 'SPECIAL FACTORS--Interests of Certain Persons,' 'THE SHAREHOLDERS AGREEMENT' and 'THE STOCK PURCHASE AGREEMENTS,' neither the Purchaser nor Parent, nor, to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I and Schedule II of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred, or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than as set forth in 'SPECIAL FACTORS--Interests of Certain Persons,' 'THE SHAREHOLDERS AGREEMENT' and 'THE STOCK PURCHASE AGREEMENTS,' neither the Purchaser nor Parent, nor, to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I and Schedule II of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the 'INTRODUCTION,' 'SPECIAL FACTORS-- Background of the Transaction,--Purpose and Structure of the Transaction' and 'THE MERGER AGREEMENT' of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in 'SPECIAL FACTORS--Purpose and Structure of the Transaction' and 'FINANCING THE TRANSACTION' of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(e) The information set forth in the 'INTRODUCTION,' 'SPECIAL FACTORS-- Background of the Transaction, --Recommendation of the Board of Directors of the Company; Fairness of the Transaction, --Purpose and Structure of the Transaction, --Plans for the Company After the Offer and the Merger, --Interests

of Certain Persons in the Transaction,' 'FINANCING THE TRANSACTION,' 'THE MERGER AGREEMENT,' 'THE SHAREHOLDERS AGREEMENT' and 'THE STOCK PURCHASE AGREEMENTS' of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in the 'INTRODUCTION,' 'SPECIAL FACTORS--Certain Effects of the Transaction' and 'THE OFFER--Effect of the Offer on the Market for Shares; NASDAQ Quotation; Exchange Act Registration; Margin Regulations' of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a)-(b) The information set forth in 'INTRODUCTION,' 'SPECIAL FACTORS-- Interests of Certain Persons in the Transaction' and 'THE SHAREHOLDERS AGREEMENT' of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the 'INTRODUCTION,' 'SPECIAL FACTORS-- Background of the Transaction, --Purpose and Structure of the Transaction, --Plans for the Company after the Merger, --Interest of Certain Persons in the Transaction,' 'THE MERGER AGREEMENT,' 'THE SHAREHOLDERS AGREEMENT,' 'THE STOCK PURCHASE AGREEMENTS' and 'THE OFFER--Certain Information Concerning Parent and the Purchaser' of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in 'SPECIAL FACTORS--Opinion of Goldman, Sachs & Co. to the Board of Directors of the Company, --Presentation of Berenson Minella & Company to the Board of Directors of Parent' and 'THE OFFER--Fees and Expenses' of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in 'THE OFFER--Certain Information Concerning Parent and the Purchaser' of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION

     (a) The information set forth in the 'INTRODUCTION,' 'SPECIAL FACTORS-- Background of the Transaction, --Purpose and Structure of the Transaction, --Plans for the Company after the Offer and Merger, --Interest of Certain Persons in the Transaction,' 'THE MERGER AGREEMENT,' 'THE SHAREHOLDERS AGREEMENT,' 'THE STOCK PURCHASE AGREEMENTS' and 'THE OFFER--Certain Information Concerning Parent and the Purchaser' of the Offer to Purchase is incorporated herein by reference. Except as described therein, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or Parent, or to the best of the knowledge of the Purchaser and Parent, any of the persons listed in Schedule I or Schedule II of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.


     (b)-(c) The information set forth in 'THE OFFER--Certain Legal Matters; Regulatory Approvals' of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in 'THE OFFER--Effect of the Offer on the Market for Shares; NASDAQ Quotation; Exchange Act Registration; Margin Regulations,' and '--Certain Legal Matters; Regulatory Approvals' of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), is incorporated herein by reference.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS

     (a)(1)  Offer to Purchase, dated May 12, 1997.

     (a)(2)  Letter of Transmittal with respect to the Shares.

     (a)(3) Letter, dated May 12, 1997, from Berenson Minella & Company to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(4) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

     (a)(5)  Notice of Guaranteed Delivery with respect to the Shares.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Press Release jointly issued by Parent and the Company, dated May 6, 1997.

     (a)(8)  Form of Summary Advertisement, dated May 12, 1997.

     (b)(1) Commitment Letter, dated as of May 2, 1997, as amended and restated as of May 9, 1997, with certain banks relating to the bridge financing (the 'Bridge Commitment Letter').

     (b)(2) Exhibit A to the Bridge Commitment Letter--Senior Secured Bridge Notes Summary of Indicative Terms and Conditions.

     (b)(3) Commitment Letter, dated as of May 5, 1997, with certain banks relating to a revolving credit facility.

     (c)(1) Agreement and Plan of Merger, dated as of May 5, 1997, by and among Parent, the Purchaser and the Company (see Annex I of the Offer to Purchase).

     (c)(2) Shareholders Agreement, dated as of May 5, 1997, by and among Parent, the Purchaser and certain shareholders of the Company (see Annex II of the Offer to Purchase).

     (c)(3) Stock Purchase Agreement, dated as of May 5, 1997, between Parent and Jeffrey G. Webb (see Annex III of the Offer to Purchase).

     (c)(4) Stock Purchase Agreement, dated as of May 5, 1997, between Parent and Gregory C. Webb (see Annex IV of the Offer to Purchase).

     (c)(5) Stock Purchase Agreement, dated as of May 5, 1997, between Parent and W. Kline Boyd (see Annex V of the Offer to Purchase).

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     (c)(6)  Stock Purchase Agreement, dated as of May 5, 1997, between Parent and J. Kristyn Shepherd (see Annex VI of the Offer to Purchase).

     (c)(7) Employment Agreement, dated as of May 5, 1997, between Parent and Jeffrey G. Webb.

     (c)(8) Employment Agreement, dated as of May 5, 1997, between Parent and Gregory C. Webb.

     (c)(9)  Employment Agreement, dated as of May 5, 1997, between Parent and
             W. Kline Boyd.

     (c)(10) Employment Agreement, dated as of May 5, 1997, between Parent and
             J. Kristyn Shepherd.

     (d)     None.

     (e)     Not applicable.

     (f)     None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 1997
                                          CHEER ACQUISITION CORP.

                                          By: /s/ David Groelinger
                                              Name: David Groelinger
                                              Title:  Vice President

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 1997
                                          RIDDELL SPORTS INC.
                                          By: /s/ David Groelinger
                                              Name: David Groelinger
                                              Title:  Chief Financial Officer

                               INDEX TO EXHIBITS

                                                                    SEQUENTIALLY
EXHIBIT                                                               NUMBERED
NUMBER                            EXHIBIT                               PAGE
------- ----------------------------------------------------------- ------------
(a)(1)  Offer to Purchase, dated as of May 12, 1997................

(a)(2)  Letter of Transmittal with respect to the Shares...........

(a)(3)  Letter, dated as of May 12, 1997, from Berenson Minella &
        Company to Brokers, Dealers, Banks, Trust Companies and
        Nominees...................................................

(a)(4)  Letter for use by Brokers, Dealers, Banks, Trust Companies
        and Nominees to their Clients..............................

(a)(5)  Notice of Guaranteed Delivery with respect to the Shares...

(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9..............................

(a)(7)  Press Release jointly issued by the Purchaser and the
        Company, dated as of May 6, 1997...........................

(a)(8)  Form of summary advertisement, dated May 12, 1997..........

(b)(1) Commitment Letter, dated as of May 2, 1997, as amended and restated as of May 9, 1997, with certain banks relating to the bridge financing (the 'Bridge Commitment Letter')......

(b)(2)  Exhibit A to the Bridge Commitment Letter--Senior Secured
        Bridge Notes Summary of Indicative Terms and Conditions....

(b)(3)  Commitment Letter, dated as of May 5, 1997, with certain banks relating to a revolving credit facility..............

(c)(1)  Agreement and Plan of Merger, dated as of May 5, 1997, by and among Parent, the Purchaser and the Company (see Annex
        I of the Offer to Purchase)................................

(c)(2)  Shareholders Agreement, dated as of May 5, 1997, between
        Parent and certain shareholders of the Company (see Annex
        II of the Offer to Purchase)...............................

(c)(3) Stock Purchase Agreement, dated as of May 5, 1997, between Parent and Jeffrey G. Webb (see Annex III of the Offer to
        Purchase)..................................................

(c)(4) Stock Purchase Agreement, dated as of May 5, 1997, between Parent and Gregory C. Webb (see Annex IV of the Offer to
        Purchase)..................................................

(c)(5) Stock Purchase Agreement, dated as of May 5, 1997, between Parent and W. Kline Boyd (see Annex V of the Offer to
        Purchase)..................................................

(c)(6) Stock Purchase Agreement, dated as of May 5, 1997, between Parent and J. Kristyn Shepherd (see Annex VI of the Offer
        to Purchase)...............................................

(c)(7)  Employment Agreement, dated as of May 5, 1997, between
        Parent and Jeffrey G. Webb.................................

(c)(8)  Employment Agreement, dated as of May 5, 1997, between
        Parent and Gregory C. Webb.................................

(c)(9)  Employment Agreement, dated as of May 5, 1997, between
        Parent and W. Kline Boyd...................................

(c)(10) Employment Agreement, dated as of May 5, 1997, between
        Parent and J. Kristyn Shepherd.............................